Mail Stop 4561
	December 29, 2005

Mr. F.R. Saunders, Jr.
President and Chief Executive Officer
First Reliance Bancshares, Inc.
2170 W. Palmetto Street
Florence, South Carolina 29501

Re:	First Reliance Bancshares, Inc.
	Form 10-KSB for the Fiscal Year Ended December 31, 2004
	Forms 10-QSB for the Fiscal Year Ending December 31, 2005
	File Number: 000-49757

Dear Mr. Saunders:

      We have reviewed your filings and have limited our review to the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.















Form 10-KSB, filed March 31, 2005

Exhibit 13

Management`s Discussion and Analysis of Financial Condition and
Results of Operations

Provision for Loan Losses, page 10

1. We note your disclosures which explain how you determine and evaluate the adequacy of the provision and allowance for loan losses.
Please address the following questions in your response letter and provide your proposed disclosure revisions to your 2005 Form 10-KSB filing, as appropriate:

* you disclose that the objective of management has been to fund the allowance for loan losses at a level greater than your internal risk measurement system for loan risk until a history is established. You also state that the current level of allowance still exceeds the loan risk measurement system;
* additionally, on page 11 you state that, among other factors, you include historical loan loss factors in determining the adequacy of your allowance for loan losses. Please further explain this statement with your disclosure that you do not utilize your internal risk measurement system to determine the adequacy of the provision and allowance for loan losses until a history is established, as it appears that historical loss factors are considered; and
* on page 11 you also state that you do not allocate the allowance for loan losses to specific categories of loans but evaluate the adequacy on an overall portfolio basis utilizing your credit grading system which you apply to each loan. However, you also disclose that you calculate your general reserve based upon a percentage allocation for each of the following unclassified loan categories: real estate, commercial, consumer and mortgage loans. Please more fully explain to us what method or methods comprise your accounting policy in this area.

We may have further comments upon receipt and review of your response.













Form 10-QSB for the period ended March 31, 2005, filed May 16,
2005

Condensed Consolidated Statements of Income, page 4

2. We note the financial statement line item "residential mortgage origination fees." Please tell us whether these origination fees relate to residential loans retained in portfolio or to residential mortgage loans originated and subsequently sold. Please consider revising your accounting policy footnote to appropriately reflect your accounting for these fees. Provide us your proposed disclosure that you plan on using in your upcoming December 31, 2005, Form 10-
KSB.  We refer you to paragraphs 5-7 and 27(c) of SFAS 91.



* * * * *

       As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

	 We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

* the company is responsible for the adequacy and accuracy of the disclosure in the filing;

* staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

* the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.




      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.


      You may contact John Spitz at (202) 551-3484 or me at (202)
551-3492 if you have questions.


Sincerely,


      John P. Nolan
Accounting Branch Chief


??

??

??

??

Mr. F. R. Saunders, Jr.
First Reliance Bancshares, Inc.
Page 1 of 4